SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Second Quarter Results Release Scheduled for Thursday, July 26, 2007 dated July 16, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Second Quarter Results Release Scheduled for Thursday, July 26, 2007

Monday July 16, 8:20 am ET

Conference Call Scheduled for July 26, 2007 at 11:00 am EDT

YAHUD, Israel, July 16 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ
GM: MAGS; TASE: MAGS), announced today that it will be releasing its second quarter 2007 results on Thursday, July 26, 2007.

The Company will be hosting a conference call later the same day at 11:00 am EDT. On the call, Mr. Izhar Dekel, CEO and Mrs. Raya Asher, V.P. Finance & CFO, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-888-407-2553

    Canada Dial-in Number: 1-866-485-2399

    Israel Dial-in Number: 03-918-0688

    International Dial-in Number: +972-3-918-0688

    at: 11:00 am Eastern Time; 8:00 am Pacific Time; 6:00 pm Israel Time


A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: www.magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal trades under the symbol MAGS on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange
(TASE).

    Contacts:

    Company
    Magal Security Systems Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    E-mail: magalssl@trendline.co.il

    Investor Relations

    G.K. Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-7046710 E-mail:
    info@gkir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  July 16, 2007